May 17, 2006

VIA EDGAR

Confidential

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:  James Peklenk

Re:	SuperGen, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 000-27628

Dear Mr. Peklenk:

In response to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or “Commission”) in the SEC’s letter dated April 17, 2006, in connection with SuperGen, Inc.’s (the “Company”) Form 10-K, filed with the SEC on March 16, 2006, set forth below are the Company’s responses to the comments regarding the Form 10-K. For your convenience the Staff’s comments are reproduced prior to each response.

Based on the Company’s response to the Staff’s comments for items 1 and 2 below it is our intention to incorporate relevant portions of the additional information provided in future filings. Company management believes that this expanded disclosure will enhance the Company’s overall disclosure to the readers of our recurring financial reports.

1. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved as follows, provide us the following information in disclosure-type format:

a)  The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

At the balance sheet date we have established reserve accruals for the following items (refer to the response in item 1(e) below for the roll forward activity and year end balances related to each established reserve accrual):

4140 DUBLIN BOULEVARD, SUITE 200, DUBLIN, CA 94568   TEL: (925) 560-0100   www.supergen.com

Early Payment Discounts – The reserve represents an estimate for the portion of our accounts receivable trade customers that qualify for our early payment discounts program. For qualified customers we offer payment terms of 2%-45, net 46 days, or a 2% discount if cash payments are received within 45 days from invoice date. In prior years, the early payment discounts taken were not material and were recorded upon receipt of customer payments. Due to increasing levels of product revenue and continued utilization of the early payment discounts program by our eligible accounts receivable trade customers during 2005, management determined the need to establish a reserve for the program to better match and record estimated early payment discounts that will be taken with the corresponding product revenue. The reserve for early payment discounts is charged to product revenue. The reserve is calculated considering historical activity and trends, existing contractual commitments, and other internal or external factors that may affect the calculated estimate.

Product Returns – The reserve represents an estimate for the portion of product revenue that may be returned in the future for credit. Products can be returned for credit only under limited circumstances such as expiring product returned under backorder or out-of-stock circumstances. The reserve for product returns is charged to product revenue. The reserve is calculated considering historical activity and trends, any relevant contractual commitments, and other internal or external factors that may affect the calculated estimate.

Product Exchanges – The reserve represents an estimate for the portion of product shipments that may be exchanged in the future. Product exchanges generally consist of damaged product, shortages existing upon product receipt by the customer or product that is returned within three months after product expiration. The cost for products exchanges is included in cost of product revenue. The reserve is calculated considering historical activity and trends, any related contractual commitments, and other internal or external factors that may affect the calculated estimate.

Chargebacks – The reserve represents an estimate for the portion of product revenue that may be subject to our chargeback program. We market our products primarily to wholesalers and distributors. The wholesalers and distributors then sell to indirect customers, which include hospitals, clinics, government agencies, pharmacies, physician offices, managed care organizations, nursing homes, pharmacy benefit management companies, and group purchasing organizations. In addition to our existing chargeback programs which include rebates and governmental transactions, we expanded our chargeback program during 2004 and entered into agreements with certain indirect customers to establish contract pricing for our primary product, Nipent. When the product is purchased by a qualifying indirect customer from the wholesaler or distributor a chargeback is generated. Chargebacks are the mechanism for reimbursing the wholesaler or distributor for the difference between our retail price to the wholesaler or distributor and the indirect customer’s contract price. There may be a time lag of one to six months between the original sale to the wholesaler or distributor and the subsequent sale to the indirect customer generating the chargeback. In previous years, chargebacks were charged to revenue when issued. Nipent sales in the U.S. increased from $11.6 million in 2004 to $15.1 million in 2005, broadening product revenue subject to our expanded chargeback program. Due to the increase in product revenue subject to the expanded chargeback program, management determined the need to establish a reserve for chargebacks in order to better match and record our estimated financial exposure for chargebacks with the corresponding product revenue. During 2004 the Company had administered the chargeback program differently and had reflected actual outstanding obligations (versus a reserve) in accounts payable trade in the amount of $40,000 at year end. The reserve for chargebacks is charged to product revenue. The reserve is calculated considering existing historical activity and trends, existing contractual commitments, and other internal or external factors that may affect the calculated estimate.

The Company believes that the assumptions used to estimate the reserve accruals are the most reasonably likely assumptions and that the range of other substantially less likely assumptions would not produce results materially different from those which were recorded.

b)  The factor that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

We considered the following factors when estimating our reserve accruals for early payment discounts, product returns, product exchanges and chargebacks. Many of the factors explained below have already been disclosed in our MD&A in the Company’s 2005 10-K. We have supplemented our response below to further provide additional information as follows:

Early Payment Discounts - The reserve is calculated (i) analyzing historical customer payment discount activity and trends, (ii) consideration of payments terms for any existing contractual commitments, and (iii) other internal or external factors including (a) changes in buying patterns by customers and (b) changing conditions in the financial strength of our customers.

Product Returns  - The reserve is calculated (i) analyzing historical product return activity and trends, (ii) consideration of product returns within the framework of any relevant contractual commitments, and (iii) other internal or external factors including (a) inventory held by wholesalers and distributors and the remaining shelf life of their inventory, (b) our ability to continue supplying product to our customers, (c) actual and anticipated sales activity based on our internal estimates and (d) independent product usage information.

Product Exchanges - The reserve is calculated (i) analyzing historical product exchange activity and trends, (ii) consideration of product exchanges within the framework of any related contractual commitments, and (iii) other internal or external factors including (a) inventory held by wholesalers and distributors and the remaining shelf life of their inventory, (b) changes in actual and anticipated sales based on our internal estimates and (c) any independent product usage information.

Chargebacks - The reserve is calculated (i) analyzing historical chargeback activity and trends, (ii) consideration of our obligations within the framework of existing, expiring and new contractual commitments, and (iii) other internal or external factors including (a) actual and anticipated purchasing trends by our wholesalers and distributors and qualifying indirect customers, (b) expectation and timing of product price increases and (c) anticipated changes in the industry, customer base or government regulation that may impact the use, structure or administration of chargeback programs.

c)  To the extent that information you consider in b) is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

To further expand on our disclosures already discussed in the Company’s 2005 10-K, there is significant judgment inherent in evaluating and selecting assumptions and interpreting our historical experience as well as identifying other internal or external factors affecting the estimates of our reserves for early payment discounts, product returns, product exchanges and chargebacks. We believe that the assumptions used to estimate these product revenue reserves are the most reasonably likely assumptions considering known facts and circumstances. However, activity for the early payment discounts, product returns, product exchanges and chargebacks could differ significantly from our estimates because the use of historical activity and trends, existing contractual commitments, and other internal or external factors may not be accurate. If actual early payment discounts, product returns, product exchanges and chargebacks are significantly different from our estimates such differences would be accounted for in the period in which they become known. To date, actual amounts have been consistent with our estimates.

The factors which the Company considers in estimating each reserve accrual are not individually quantitatively significant to the estimation. The Company uses a combination of individual factors in estimating each sales reserve accrual, as described in the Company’s response to Staff Comment 1(b), so that disclosure of each individual factor would not provide information meaningful to an evaluation of the Company’s financial position or results of operations.

d)  If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

The Company does not give any incentives to its customers to encourage product sales, and therefore discussion of a recognition policy relating to such incentives is not applicable. There were no shipments as a result of incentives and/or in excess of our customers’ ordinary course of business inventory levels.

e)  A roll forward of the liability for each estimate for each period presented showing the following:

•                  Beginning balance,

•                  Current provision related to sales made in the current period,

•                  Current provision related to sales made in prior periods,

•                  Actual returns or credits in current period related to sales made in current period,

•                  Actual returns or credits in current period related to sales made in prior periods, and

•                  Ending balance.

A roll forward of each component of our reserve balances is noted below:

Roll forward Activity	Early Payment Discounts	Product Returns	Product Exchanges	Chargebacks
Balance at January 1, 2003	$—	$100,000	$25,000	$—

Provision made in the current period	54,400	683,500	27,700	155,600

Actual returns or credits in current period related to sales made in current period	(54,400)	(533,500)	(27,700)	(155,600)

Balances at December 31, 2003	$—	$250,000	$25,000	$—

Provision made in the current period	25,400	63,400	7,500	890,100

Actual returns or credits in current period related to sales made in current period	(25,400)	(63,400)	(7,500)	(890,100)

Balances at December 31, 2004	$—	$250,000	$25,000	$— (1)

Provision made in the current period	519,500	51,500	(11,200)	1,594,000

Actual returns or credits in current period related to sales made in current period	(399,500)	(151,500)	(2,000)	(1,094,000)

Balances at December 31, 2005	$120,000	$150,000	$11,800	$500,000

(1) During 2004 the Company had administered the chargeback program differently and had reflected actual outstanding obligations (versus a reserve) in accounts payable trade in the amount of $40,000 at December 31, 2004.

The current period provision recorded for each reserve accrual relates primarily to sales made in the current period. The Company believes any portion of the current period provision which might relate to prior period sales would be the result of adjustments to factors used in estimating the provision. The Company believes such adjustments are not material to the current period expense.

f)  In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reasons for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

The reduction in gross revenue related to early payment discounts increased to $519,500 in 2005 from $25,400 in 2004 and $54,400 in 2003. The increase in the early payment discounts charge was primarily due to a change in the distributor for our primary product, Nipent, during the first quarter of 2005. Until the first quarter of 2005, Nipent was being primarily distributed by Abbott Laboratories under a distribution agreement that began in January 2000. Abbott purchased all Nipent products for the U.S. market and paid us full retail price, with no cash discounts. Under the terms of this distribution agreement, we paid Abbott a distribution fee of 14% of net sales, which was charged to cost of product revenue. In the first quarter of 2005, we terminated our distribution agreement with Abbott and transferred our distribution of Nipent to UPS Supply Chain Solutions (UPS), at a lower distribution fee averaging 3% to 4% of net sales. As part of the change to UPS, we assumed responsibility for billing and collection of all Nipent sales, which resulted in us absorbing and recording all Nipent 2% early payment discounts as a reduction to gross revenue in 2005.

The reduction in gross revenue related to product returns decreased to $51,500 in 2005 from $63,400 in 2004 and $683,500 in 2003. The changes in the reserve for product returns was primarily due to the termination of our Nipent distribution agreement with Abbott during the first quarter of 2005 when we began increasing the distribution of Nipent through our new distributor. During 2003 certain changes within Abbott’s operations resulted in our return policy being applied incorrectly for several larger customers resulting in higher levels of product returns being processed for return (or credit) versus being exchanged for product. We worked with Abbott to correct and resolve the majority of transactions improperly processed which resulted in a reduction of the product returns reserve.

The reduction in gross revenue related to chargebacks increased to $1,594,000 in 2005 from $890,100 in 2004 and $155,600 in 2003. The increase in the chargeback provision during 2004 and 2005 is due primarily to the increase in product revenue subject to chargebacks resulting from our efforts to expand our chargeback program and enter into new agreements with qualifying indirect customers to establish contract pricing for Nipent. The increase in chargebacks in 2005 from 2004 reflects primarily the financial impact of the expanded chargeback program for a full year during 2005. The expanded chargeback program was only partially introduced during 2004.

2. Provide us in disclosure-type format the length of the agreement and the nature of the termination provisions. Specifically state if any of the payments are refundable and under what conditions.

The Amended and Restated License Agreement with MGI PHARMA, Inc. was effective on September 21, 2004 and will expire, on a country-by-country and licensed product-by-licensed product basis on the later to occur of (a) twenty years after the first commercial sale of the applicable licensed product in the respective country or (b) the expiration, termination, invalidation or abandonment of the patent rights covering the respective licensed product, or the manufacture or use thereof, in the respective country.

Either the Company or MGI may terminate the Agreement for the non-payment by the other of any payment obligations under the Agreement, or for any uncured material breach of the Agreement. In addition, the Company has the right to terminate the Agreement if (i) MGI is acquired by an entity that is not deemed an “equivalent” pharmaceutical company or (ii) MGI becomes insolvent.

None of the payments made pursuant to the Agreement are refundable, except in the case of overpayment.

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Undertakings

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in its filings, including the Form 10-K filed March 16, 2006;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 925-560-0100, extension 304, with any further questions you may have.

Sincerely,

/S/ MICHAEL MOLKENTIN

Michael Molkentin
Chief Financial Officer